Exhibit 3.1
CERTIFICATE OF AMENDMENT TO THE
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF FORUM ENERGY TECHNOLOGIES, INC.

Forum Energy Technologies, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY as follows:

FIRST: The name of the Corporation is Forum Energy Technologies, Inc.

SECOND: Effective as of 4:05 p.m., Eastern Time, on November 9, 2020 (the “Effective Time”) and pursuant to the General Corporation Law of the State of Delaware (the “DGCL”), each 20 shares of the Corporation’s common stock, par value one cent ($0.01) per share, issued and outstanding immediately prior to the Effective Time shall be combined into one (1) validly issued, fully paid and non-assessable share of common stock, par value one cent ($0.01) per share, without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Split”). No fractional shares will be issued in connection with the Reverse Split. Stockholders who, immediately prior to the Effective Time, own a number of shares of common stock which is not evenly divisible by the exchange ratio shall, with respect to such fractional interest, be entitled to receive a cash payment from the Corporation in lieu of fractions of shares of common stock from the disposition of such fractional interest. The Corporation shall arrange for the disposition of fractional interests by those otherwise entitled thereto, by the mechanism of having (x) the transfer agent of the Corporation aggregate such fractional interests, (y) the shares resulting from the aggregation sold and (z) the net proceeds received from the sale allocated and distributed among the holders of the fractional interests as their respective interests appear. Each certificate that immediately prior to the Effective Time represented shares of common stock (“Old Certificates”) shall thereafter represent that number of shares of common stock into which the shares of common stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

THIRD: At the Effective Time, the first paragraph of Article FOURTH of the Third Amended and Restated Certificate of Incorporation of the Corporation shall be hereby amended to read in its entirety as follows:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 18,500,000, consisting of (i) 14,800,000 shares of common stock of the par value of one cent ($0.01) per share (the “Common Stock”) and (ii) 3,700,000 shares of preferred stock of the par value of one cent ($0.01) per share (the “Preferred Stock”).

FOURTH: The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FIFTH: The foregoing amendment shall be effective as of 4:05 p.m., Eastern Time, on November 9, 2020.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer, this 9th day of November, 2020.

FORUM ENERGY TECHNOLOGIES, INC.

By:	/s/ C. Christopher Gaut
President, Chief Executive Officer and Chairman of the Board

2